Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2019 Unaudited Financial Results

(Beijing - November 20, 2019) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights[1]

•                  Net revenues[2] were RMB14,635.7 million (US$2,047.6 million), an increase of 11.2% compared to the third quarter of 2018.

•                  Online game services net revenues were RMB11,534.8 million (US$1,613.8 million), an increase of 11.5% compared to the third quarter of 2018.

•                  Youdao net revenues were RMB345.9 million (US$48.4 million), an increase of 98.4% compared to the third quarter of 2018.

[1] In September 2019, NetEase sold its Kaola e-commerce business, the principal terms of which were previously announced. As a result, Kaola has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

[2] Effective in the third quarter of 2019, the Company changed its segment disclosure to add the financial results of its certain advertising services and its private label e-commerce business Yanxuan into “innovative businesses and others” in light of the relatively small revenue contribution from those businesses to the Company’s total consolidated net revenues in 2019. In addition, the Company has commenced separately reporting the results of Youdao. As a result, the Company now reports segments as online game services, Youdao and innovative businesses and others. See “Change of segment reporting” in this press release.

•                  Innovative businesses and others net revenues were RMB2,755.0 million (US$385.4 million), an increase of 4.5% compared to the third quarter of 2018.

•                  Gross profit was RMB7,870.4 million (US$1,101.1 million), an increase of 8.9% compared to the third quarter of 2018.

•                  Total operating expenses were RMB4,535.6 million (US$634.6 million), a decrease of 3.3% compared to the third quarter of 2018.

•                  Net income from continuing operations attributable to the Company’s shareholders was RMB12,885.4 million (US$1,802.7 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB4,726.0 million (US$661.2 million). [3]

•                  Basic net income per ADS from continuing operations was US$13.97; non-GAAP basic net income per ADS from continuing operations was US$5.12.[3]

Third Quarter 2019 and Recent Operational Highlights

•                  Introduced thrilling new titles to China’s gamer community including Cyber Hunter, Xuan Yuan Sword: Dragon Upon the Cloud and Bloom & Blade.

•                  Fortified global brand recognition:

•                  Knives Out led Japan’s iOS top grossing chart several times in August, September and October.

•                  Identity V led Japan’s iOS top grossing chart for the first time in September.

•                  Launched Blizzard Entertainment’s World of Warcraft Classic in China, yielding increased revenue and total number of subscribers both year-over-year and quarter-over-quarter.

•                  Progressed exciting game pipeline including Fantasy Westward Journey 3D, Onmyoji: The Card Game, Marvel Super War, Onmyoji: Yokai Koya, Harry Potter: Magic Awakened, EVE Echoes, Ghost World Chronicle, Diablo Immortal and Pokémon Quest.

•                  Sold e-commerce platform Kaola to Alibaba Group Holding Limited (“Alibaba”).

•                  Entered into a definitive agreement for an approximately US$700 million investment in NetEase Cloud Music by Alibaba and Yunfeng.

•                  Completed the initial public offering and listing of Youdao, Inc. (NYSE: DAO) on the New York Stock Exchange in October 2019.

[3] As used in this press release, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS are defined to exclude share-based compensation expenses and net gain from disposal of business due to change in business focus. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“During our eventful third quarter, we realized value for our shareholders across our business lines. On a year-over-year basis, we achieved solid growth in net revenues of 11% and non-GAAP net income from continuing operations of 74%. In recognition of this success, our board of directors has approved a dividend of US$7.59 per ADS for the third quarter,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our main areas of investment are online games, online education, music and private label e-commerce. With the completion of Youdao’s IPO, we will continue to invest in knowledge tools, online courses and smart devices to empower even more efficient learning in China.

“Online games remain the cornerstone of our business with steady growth from our existing titles and exciting new titles in China and globally. Our flagship title Fantasy Westward Journey Online reached new record high gross billings this quarter. We also advanced our international brand with more hit titles such as Knives Out, Identity V and Life-After in Japan. Going forward, we will continue to focus on the growth of our robust online games business worldwide, as well as create additional value among our evolving businesses rooted in education, music and e-commerce,” Mr. Ding concluded.

Third Quarter 2019 Financial Results

Net Revenues

Net revenues for the third quarter of 2019 were RMB14,635.7 million (US$2,047.6 million), compared to RMB14,448.4 million and RMB13,160.2 million for the preceding quarter and the third quarter of 2018, respectively.

Net revenues from online game services were RMB11,534.8 million (US$1,613.8 million) for the third quarter of 2019, compared to RMB11,433.4 million and RMB10,348.4 million for the preceding quarter and the third quarter of 2018, respectively. Net revenues from mobile games accounted for approximately 71.0% of net revenues from online game services for the third quarter of 2019, compared to 72.2% and 68.0% for the preceding quarter and the third quarter of 2018, respectively.

Net revenues from Youdao were RMB345.9 million (US$48.4 million) for the third quarter of 2019, compared to RMB322.8 million and RMB174.4 million for the preceding quarter and the third quarter of 2018, respectively.

Net revenues from innovative businesses and others were RMB2,755.0 million (US$385.4 million) for the third quarter of 2019, compared to RMB2,692.3 million and RMB2,637.4 million for the preceding quarter and the third quarter of 2018, respectively.

Gross Profit

Gross profit for the third quarter of 2019 was RMB7,870.4 million (US$1,101.1 million), compared to RMB7,736.8 million and RMB7,224.1 million for the preceding quarter and the third quarter of 2018, respectively.

The quarter-over-quarter increase in online game services gross profit was primarily due to increased net revenues from certain PC-client games. The year-over-year increase in online game services gross profit was primarily due to increased net revenues from mobile games such as Life-After, Invincible and Identity V.

The year-over-year increase in Youdao gross profit was primarily due to increased net revenues from its learning services and products, which in turn was driven by an increased number of paid student enrollments.

The year-over-year decrease in innovative businesses and others gross profit was primarily due to decreased net revenues from certain advertising services which were affected by the macro-environment and increased expenses related to staff cost and content purchases.

Gross Profit Margin

Gross profit margin for online game services for the third quarter of 2019 was 63.8%, compared to 63.1% and 65.1% for the preceding quarter and the third quarter of 2018, respectively. The year-over-year decrease in gross profit margin was mainly due to higher revenue contribution from mobile games with comparatively lower margin.

Gross profit margin for Youdao for the third quarter of 2019 was 25.8%, compared to 32.9% and 23.3% for the preceding quarter and the third quarter of 2018, respectively. The quarter-over-quarter decrease in Youdao gross profit margin was mainly driven by a lower gross margin for its online marketing services.

Gross profit margin for innovative businesses and others for the third quarter of 2019 was 15.2%, compared to 15.5% and 17.0% for the preceding quarter and the third quarter of 2018, respectively. The year-over-year decrease in innovative businesses and others gross profit margin was primarily due to decreased net revenues from certain advertising services which were affected by the macro-environment and increased expenses related to staff cost and content purchases.

Operating Expenses

Total operating expenses for the third quarter of 2019 were RMB4,535.6 million (US$634.6 million), compared to RMB4,012.5 million and RMB4,688.6 million for the preceding quarter and the third quarter of 2018, respectively. The quarter-over-quarter increase in operating expenses was mainly due to increased marketing expenditures related to online game services and Youdao, as well as increased staff-related costs. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenditures related to online games.

Other Income

Other income consisted of investment (loss)/ income, interest income, foreign exchange gains and others. The quarter-over-quarter and year-over-year increases in other income were mainly due to the gain from the disposal of Kaola and investment income.

Income Taxes

The Company recorded a net income tax charge of RMB1,116.7 million (US$156.2 million) for the third quarter of 2019, compared to RMB683.8 million and RMB842.9 million for the preceding quarter and the third quarter of 2018, respectively. The effective tax rate for the third quarter of 2019 was 8.0%, compared to 16.7% and 28.8% for the preceding quarter and the third quarter of 2018, respectively. The effective tax rate represents certain estimates by the Company regarding the tax obligations and benefits applicable to it in each quarter, and the rate for the third quarter was affected by a number of factors including certain tax credits received and recognized in the quarter.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for the third quarter of 2019 totaled RMB12,885.4 million (US$1,802.7 million), compared to RMB3,354.2 million and RMB2,062.7 million for the preceding quarter and the third quarter of 2018, respectively. Non-GAAP net income from continuing operations attributable to the Company’s shareholders for the third quarter of 2019 totaled RMB4,726.0 million (US$661.2 million), compared to RMB3,921.1 million and RMB2,712.3 million for the preceding quarter and the third quarter of 2018, respectively.

NetEase reported basic and diluted net income from continuing operations per ADS of US$13.97 and US$13.85, respectively, for the third quarter of 2019. The Company reported basic and diluted net income from continuing operations per ADS of US$3.64 and US$3.61, respectively, for the preceding quarter, and basic and diluted net income from continuing operations per ADS of US$2.25 and US$2.24 for the third quarter of 2018. Non-GAAP basic and diluted net income from continuing operations per ADS were US$5.12 and US$5.08, respectively, for the third quarter of 2019, compared to non-GAAP basic and diluted net income from continuing operations per ADS of US$4.26 and US$4.22, respectively, for the preceding quarter, and non-GAAP basic and diluted net income from continuing operations per ADS of US$2.95 and US$2.94, respectively, for the third quarter of 2018.

Quarterly Dividend

The basic net income per ADS was US$13.80 for the third quarter of 2019. The board of directors has approved a dividend of US$7.59 per ADS for the third quarter of 2019. Such amount includes a regular quarterly dividend of US$4.14 per ADS (equivalent to approximately 30% of the Company’s net income attributable to the Company’s shareholders), plus a special dividend of US$3.45 per ADS. The total dividend of approximately US$1.0 billion is expected to be paid on December 13, 2019 to shareholders of record as of the close of business on December 6, 2019.

NetEase paid a dividend of US$1.04 per ADS for the second quarter of 2019 on August 30, 2019.

Starting in the second quarter of 2019, the Company’s policy has been to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2019, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB61,431.7 million (US$8,594.6 million), compared to RMB49,663.5 million as of December 31, 2018. Cash flow generated from continuing operating activities was RMB3,846.3 million (US$538.1 million) for the third quarter of 2019, compared to RMB4,928.1 million and RMB4,491.9 million for the preceding quarter and the third quarter of 2018, respectively.

Share Repurchase/ Purchase Program

On November 14, 2018, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2018. As of November 15, 2019, the last day of such program, approximately 1,000 ADSs had been repurchased under this program.

The Company also announced today that its board of directors has approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months beginning on November 25, 2019.

Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. It is expected that the timing and dollar amount of purchase transactions will be in accordance with the Securities and Exchange Commission (SEC) Rule 10b-18 requirements and such purchases may be effected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. This purchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.1477 on September 30, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2019, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the third quarter of 2019, the Company changed its segment disclosure to add the financial results of its certain advertising services and Yanxuan into innovative businesses and others in light of the relatively small revenue contribution from those businesses to the Company’s total consolidated net revenues in 2019. The Company sold its Kaola e-commerce business in September 2019. In addition, the Company has commenced separately reporting the results of its majority-controlled subsidiary Youdao, Inc. which completed its initial public offering and listing on the New York Stock Exchange in October 2019. As a result, the Company now reports segments as online game services, Youdao and innovative businesses and others. This change in segment reporting aligns with the manner in which the Company’s operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The Company retrospectively revised prior period segment information to conform to current period presentation.

Impact of the Recently Adopted Major Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02 “Leases” as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard effective January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB577.0 million as total right-of-use assets as well as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019, excluding the impact from disposal of Kaola. The Company recognized RMB441.1 million and RMB449.8 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of September 30, 2019. Right-of-use assets are included in other long-term assets, and lease liabilities are included in accrual liabilities and other payables and other long-term payables, respectively based on payment terms on the consolidated balance sheet. Other than the foregoing, the Company does not expect the new standard to have a material impact on the net assets of the Company’s consolidated financial statements.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, November 20, 2019 (Beijing/Hong Kong Time: 10:00 a.m., Thursday, November 21, 2019). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0402 and providing conference ID: 7150397, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 7150397#. The replay will be available through December 4, 2019. This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company based in China dedicated to providing premium online services centered around content, community, communication and commerce. NetEase develops and operates some of the most popular PC-client and mobile games in China and has been expanding rapidly into other international markets such as Japan and North America in more recent years. In addition to its self-developed game content, NetEase also operates some of the most popular international online games in China by partnering with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers. NetEase also offers other innovative services, including the intelligent learning services of its majority-controlled subsidiary, Youdao, music streaming and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market within China or globally, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the market for online games, education products and services and e-commerce may limit future growth of NetEase’s revenues or cause revenues to decline; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk that the e-commerce market or the internet advertising market in China will not grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses and net gain from disposal of business due to change in business focus. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses and net gain from disposal of business due to change in business focus, which are non-cash charges or non-recurring in nature. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses and net gain from disposal of business due to change in business focus have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	4,988,451	2,741,419	383,539
Time deposits	32,900,287	39,224,063	5,487,648
Restricted cash	4,692,050	3,947,201	552,234
Accounts receivable, net	4,118,706	4,706,696	658,491
Inventories, net	1,065,615	686,749	96,080
Prepayments and other current assets	4,134,233	11,823,684	1,654,193
Short-term investments	11,674,775	19,416,209	2,716,428
Assets held for sale	5,141,603	—	—
Total current assets	68,715,720	82,546,021	11,548,613

Non-current assets:
Property, equipment and software, net	4,673,128	4,708,165	658,697
Land use right, net	3,271,512	3,303,913	462,234
Deferred tax assets	1,064,295	797,387	111,559
Time deposits	100,000	50,000	6,995
Other long-term assets	8,175,536	14,418,332	2,017,199
Assets held for sale	967,737	—	—
Total non-current assets	18,252,208	23,277,797	3,256,684
Total assets	86,967,928	105,823,818	14,805,297

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,201,675	1,219,413	170,602
Salary and welfare payables	2,803,214	1,914,963	267,913
Taxes payable	2,260,810	2,988,084	418,048
Short-term loans	13,658,554	15,494,839	2,167,808
Deferred revenue	7,718,485	8,196,067	1,146,672
Accrued liabilities and other payables	5,005,391	4,797,203	671,153
Liabilites held for sale	2,460,881	—	—
Total current liabilities	35,109,010	34,610,569	4,842,196

Non-current liabilities:
Deferred tax liabilities	392,598	779,827	109,102
Other long-term payable	48,921	427,408	59,798
Liabilites held for sale	5,818	—	—
Total non-current liabilities	447,337	1,207,235	168,900
Total liabilities	35,556,347	35,817,804	5,011,096

Redeemable noncontrolling interests	5,385,736	5,953,894	832,980

Total NetEase, Inc.’s equity	45,231,636	63,381,110	8,867,343
Noncontrolling interests	794,209	671,010	93,878
Total shareholders’ equity	46,025,845	64,052,120	8,961,221

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	86,967,928	105,823,818	14,805,297

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net revenues	13,160,151	14,448,442	14,635,690	2,047,608

Cost of revenues	(5,936,032)	(6,711,594)	(6,765,340)	(946,506)

Gross profit	7,224,119	7,736,848	7,870,350	1,101,102

Selling and marketing expenses	(1,750,680)	(1,289,763)	(1,619,531)	(226,581)
General and administrative expenses	(790,828)	(776,900)	(753,794)	(105,460)
Research and development expenses	(2,147,138)	(1,945,788)	(2,162,254)	(302,510)
Total operating expenses	(4,688,646)	(4,012,451)	(4,535,579)	(634,551)

Operating profit	2,535,473	3,724,397	3,334,771	466,551

Other income:
Investment (loss)/ income, net	(25,400)	24,142	394,907	55,250
Interest income, net	113,181	185,227	184,795	25,854
Exchange gains, net	95,955	72,646	120,562	16,867
Other, net	211,005	78,026	9,994,708	1,398,311

Income before tax	2,930,214	4,084,438	14,029,743	1,962,833
Income tax	(842,900)	(683,755)	(1,116,653)	(156,225)

Net income from continuing operations	2,087,314	3,400,683	12,913,090	1,806,608
Net loss from discontinued operations	(466,453)	(282,815)	(155,076)	(21,696)
Net income	1,620,861	3,117,868	12,758,014	1,784,912

Deemed dividends attributable to redeemable noncontrolling interests	(18,086)	(73,048)	(70,124)	(9,811)
Net (income)/ loss attributable to noncontrolling interests	(6,482)	26,547	42,409	5,933
Net income attributable to the Company’s shareholders	1,596,293	3,071,367	12,730,299	1,781,034
Including:
-Net income from continuing operations attributable to the Company’s shareholders	2,062,746	3,354,182	12,885,375	1,802,730
-Net loss from discontined operations attributable to the Company’s shareholders	(466,453)	(282,815)	(155,076)	(21,696)

Basic net income/ (loss) per share:	0.50	0.95	3.95	0.55
-Continuing operations	0.64	1.04	3.99	0.56
-Discontinued operations	(0.14)	(0.09)	(0.04)	(0.01)

Basic net income/ (loss) per ADS:	12.43	23.84	98.66	13.80
-Continuing operations	16.06	26.03	99.86	13.97
-Discontinued operations	(3.63)	(2.19)	(1.20)	(0.17)

Diluted net income/ (loss) per share:	0.49	0.95	3.91	0.55
-Continuing operations	0.64	1.03	3.96	0.56
-Discontinued operations	(0.15)	(0.08)	(0.05)	(0.01)

Diluted net income/ (loss) per ADS:	12.37	23.64	97.80	13.68
-Continuing operations	15.98	25.82	98.99	13.85
-Discontinued operations	(3.61)	(2.18)	(1.19)	(0.17)

Weighted average number of ordinary shares outstanding, basic	3,210,940	3,221,306	3,225,704	3,225,704
Weighted average number of ADS outstanding, basic	128,438	128,852	129,028	129,028
Weighted average number of ordinary shares outstanding, diluted	3,226,763	3,247,408	3,254,269	3,254,269
Weighted average number of ADS outstanding, diluted	129,071	129,896	130,171	130,171

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2018	2019	2019	2019	2019
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,620,861	2,463,274	3,117,868	12,758,014	1,784,912
Net loss from discontinued operations	466,453	350,755	282,815	155,076	21,696
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	564,754	581,177	633,574	703,387	98,407
Fair value changes and impairment losses of short-term investments, investments in associated companies, other long-term investments and other intangible assets	6,233	(158,461)	(18,399)	(285,705)	(39,972)
Share-based compensation cost	649,996	620,799	567,668	593,259	83,000
Allowance for/ (reversal of) provision for doubtful debts	38,424	(18,319)	2,854	4,725	661
Losses/ (gains) on disposal of property, equipment and software	768	2,738	1,452	(2,639)	(369)
Unrealized exchange (gains)/ losses	(104,128)	41,806	(71,849)	(111,807)	(15,642)
Gains on disposal of long-term investments and businesses	—	(11,978)	(156)	(9,908,185)	(1,386,206)
Deferred income taxes	(195,015)	303,052	466,324	(114,434)	(16,010)
Net equity share of losses/ (gains) from associated companies	21,949	17,454	(912)	(8,595)	(1,202)
Changes in operating assets and liabilities:
Accounts receivable	(694,225)	(609,092)	386,030	(333,859)	(46,709)
Inventories	(74,589)	163,004	132,712	83,150	11,633
Land use right/ prepayments of land use right	—	—	—	(418,876)	(58,603)
Other prepayments and current assets	(333,447)	(979,373)	546,551	(327,558)	(45,827)
Accounts payable	292,280	94,147	(112,477)	(105,131)	(14,708)
Salary and welfare payables	547,801	(484,045)	42,803	(447,025)	(62,541)
Taxes payable	700,044	939,359	(833,059)	620,347	86,790
Deferred revenue	998,400	151,641	(490,658)	816,599	114,246
Accrued liabilities and other payables	(14,620)	(842,077)	274,985	175,544	24,560
Net cash provided by continuing operating activities	4,491,939	2,625,861	4,928,126	3,846,287	538,116
Net cash (used in)/ provided by discontinued operating activities	(874,408)	760,713	(462,362)	7,136	998
Net cash provided by operating activities	3,617,531	3,386,574	4,465,764	3,853,423	539,114

Cash flows from investing activities:
Purchase of property, equipment and software	(577,788)	(369,590)	(274,448)	(329,722)	(46,130)
Proceeds from sale of property, equipment and software	1,616	3,820	1,898	5,190	726
Purchase of intangible assets, content and licensed copyrights	(325,895)	(851,560)	(298,301)	(208,748)	(29,205)
Purchase of land use right	(2,338,865)	—	—	—	—
Net change in short-term investments with terms of three months or less	865,824	(40,255)	1,503,083	(683,304)	(95,598)
Purchase of short-term investments with terms over three months	(2,430,000)	(4,890,000)	(9,110,000)	(4,997,000)	(699,106)
Proceeds from maturities of short-term investments with terms over three months	2,778,151	2,311,322	2,759,491	5,901,842	825,698
Investment in associated companies and other long-term investments	(1,031,594)	(392,016)	(227,229)	(711,229)	(99,505)
Proceeds from disposal of long-term investments	—	208,682	42,399	127,332	17,814
Placement/rollover of matured time deposits	(11,405,346)	(16,596,540)	(16,234,752)	(19,339,634)	(2,705,714)
Proceeds from maturities of time deposits	14,306,245	15,959,459	18,588,553	11,869,243	1,660,568
Net change in other assets	(24,964)	(31,759)	(56,553)	63,196	8,842
Amounts (paid to) / received from disposed businesses	(1,005,358)	651,176	(200,690)	1,488,349	208,228
Net cash used in continuing investing activities	(1,187,974)	(4,037,261)	(3,506,549)	(6,814,485)	(953,382)
Net cash provided by/ (used in) discontinued investing activities	789,074	(704,004)	136,649	(264,897)	(37,060)
Net cash used in investing activities	(398,900)	(4,741,265)	(3,369,900)	(7,079,382)	(990,442)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2018	2019	2019	2019	2019
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans with terms over three months	—	15,000	297,875	58,840	8,232
Payment of short-term bank loans with terms over three months	(9,256)	—	—	—	—
Net changes in short-term loans with terms of three months or less	274,678	741,113	(1,144,121)	1,469,031	205,525
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders, net	1,139,700	68,611	215,913	128,192	17,935
Cash (paid)/ refund received for share repurchase	(1,785,572)	—	10,645	(7)	(1)
Dividends paid to shareholders	(533,726)	(413,589)	(613,117)	(923,444)	(129,195)
Net cash (used in)/ provided by financing activities	(914,176)	411,135	(1,232,805)	732,612	102,496

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	54,007	(17,894)	35,624	38,196	5,344
Net increase/ (decrease) in cash, cash equivalents and restricted cash	2,358,462	(961,450)	(101,317)	(2,455,151)	(343,488)
Cash, cash equivalents and restricted cash, beginning of the period	7,363,045	10,206,538	9,245,088	9,143,771	1,279,261
Cash, cash equivalents and restricted cash, end of the period	9,721,507	9,245,088	9,143,771	6,688,620	935,773
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the period	383,198	580,979	255,151	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the period	9,338,309	8,664,109	8,888,620	6,688,620	935,773

Supplemental disclosures of cash flow information of continuing operations:
Cash paid for income tax, net	598,283	535,723	562,032	906,425	126,814
Cash paid for interest expense	88,695	108,664	115,410	73,573	10,293
Supplemental schedule of non-cash investing and financing activities of continuing opearations:
Fixed asset purchases financed by accounts payable and accrued liabilities	327,119	253,232	312,346	292,528	40,926

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	10,348,430	11,433,361	11,534,763	1,613,773
Youdao	174,352	322,812	345,908	48,394
Innovative businesses and others	2,637,369	2,692,269	2,755,019	385,441
Total net revenues	13,160,151	14,448,442	14,635,690	2,047,608

Cost of revenues:
Online game services	(3,611,946)	(4,220,652)	(4,172,678)	(583,779)
Youdao	(133,782)	(216,749)	(256,674)	(35,910)
Innovative businesses and others	(2,190,304)	(2,274,193)	(2,335,988)	(326,817)
Total cost of revenues	(5,936,032)	(6,711,594)	(6,765,340)	(946,506)

Gross profit:
Online game services	6,736,484	7,212,709	7,362,085	1,029,994
Youdao	40,570	106,063	89,234	12,484
Innovative businesses and others	447,065	418,076	419,031	58,624
Total gross profit	7,224,119	7,736,848	7,870,350	1,101,102

Gross profit margin:
Online game services	65.1%	63.1%	63.8%	63.8%
Youdao	23.3%	32.9%	25.8%	25.8%
Innovative businesses and others	17.0%	15.5%	15.2%	15.2%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.1477 on the last trading day of September (September 30, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	196,329	187,141	180,990	25,321
Operating expenses
- Selling and marketing expenses	23,910	21,144	21,176	2,963
- General and administrative expenses	202,471	187,362	200,394	28,036
- Research and development expenses	227,286	172,021	190,699	26,680

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	2,062,746	3,354,182	12,885,375	1,802,730
Add: Share-based compensation	649,516	566,869	591,769	82,792
Less: Net gain from disposal of business due to change in business focus	—	—	(8,751,165)	(1,224,333)
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	2,712,262	3,921,051	4,725,979	661,189

Non-GAAP basic net income from continuing operations per share	0.84	1.22	1.47	0.20
Non-GAAP basic net income from continuing operations per ADS	21.12	30.43	36.63	5.12
Non-GAAP diluted net income from continuing operations per share	0.84	1.21	1.45	0.20
Non-GAAP diluted net income from continuing operations per ADS	21.01	30.19	36.31	5.08

The accompanying notes are an integral part of this press release.